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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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Item 1. Security and Subject Company.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Global Industrial Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2121 San Jacinto Street, Suite 2500, Dallas, Texas 75201. The class of equity securities to which this
Schedule 14D-9 relates is the Common Stock, par value $0.25 per share (the "Common Stock"), together with the Rights (as defined in Item 8(a) below) issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998, October 5, 1998, January 9, 1999, June 6, 1999 and July 9, 1999 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the "Shares").

Item 2. Tender Offer of the Bidder.

   This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated July 16, 1999 (the "Schedule 14D-1"), of the bidder, RHI AG, an Austrian stock corporation ("Parent"), to purchase, through an indirect, wholly-owned subsidiary, Heat Acquisition Corp., a Delaware corporation ("Purchaser" and together with Parent, the "Bidder"), all of the outstanding Shares at a price per Share of $13.00, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"). The
Schedule 14D-1 was filed after the Bidder first publicly disclosed on July 12, 1999 its intention to commence the Offer.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger"), and each issued and outstanding Share (other than Shares owned by the Company as treasury stock or Shares owned by Purchaser, Parent or any other subsidiary of Parent ("Ineligible Shares") or Shares that are held by stockholders exercising their appraisal rights ("Dissenting Stockholders") pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price or such greater amount which may be paid pursuant to the Offer (the "Merger Consideration"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned indirect subsidiary of Parent.

   The Offer to Purchase states that the principal executive offices of Purchaser are located at 500 Halle Building, 1228 Euclid Avenue, Cleveland, Ohio 44115-1809 and the principal executive offices of Parent are located at Mommsengasse 35, A-1040 Vienna, Austria 43-1-50213-123.

Item 3. Identity and Background.

   (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   (b) Except as set forth in this Item 3(b), to the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Parent or their respective executive officers, directors or affiliates.

 Special Committee

   Following the election of Mr. Ronald LaBow, Chairman of WHX Corporation ("WHX"), to the Board of Directors of the Company (the "Board") at the 1999 annual meeting of the Company's stockholders, a special committee (the "Special Committee") was established to, among other things, evaluate the Offer, the Merger and the terms of the Merger Agreement in light of the fact that WHX, at the time, had outstanding a

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competing unsolicited tender offer for the Shares (the "WHX Offer"). The
Special Committee consisted of four Board members, David H. Blake, Richard W. Vieser, Rawles Fulgham and Graham L. Adelman. The WHX Offer, which was first publicly announced on December 15, 1998, had been extended by WHX on June 25, 1999 until July 13, 1999 but was not extended after such date. On July 14, 1999, WHX issued a press release announcing the termination of the WHX Offer. Though the WHX Offer has terminated, Ronald LaBow will remain on the Board.

                  ARRANGEMENTS WITH PURCHASER, PARENT OR THEIR
                             RESPECTIVE AFFILIATES

 Merger Agreement

   The Merger Agreement is summarized in the Offer to Purchase under the caption "Purpose of the Offer and the Merger; Plans for the Company; and the Merger Agreement." The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

                     ARRANGEMENTS WITH EXECUTIVE OFFICERS,
                    DIRECTORS AND AFFILIATES OF THE COMPANY

   Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Security Ownership of Certain Beneficial Owners and Management," "Report of Executive Compensation Committee" and "Executive Compensation and Other Information" in the Company's Proxy Statement for the Annual Meeting of Stockholders held on June 7, 1999 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 2 hereto and is incorporated herein by reference.

   On June 6, 1999, the Board approved an amendment to the change in control severance agreements that are described in the disclosure contained in the portions of the Proxy Statement filed as Exhibit 2 hereto. The amendment provides that if the Company has entered into an agreement and the consummation of the transactions contemplated by such agreement would result in a "Change in Control," the notice set forth in Paragraph 3 of the severance agreements may not be given until the earlier of the consummation of such transactions and the date such agreement is terminated.

   The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of amendment approved by the Board on June 6, 1999, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Special Committee and the Board of Directors

   After numerous meetings of the Board at which the Board considered the Company's financial alternatives, including a possible business combination with Parent, and following the contacts and negotiations between Parent and the Company more fully set forth in the Offer to Purchase under the heading "Background of the Offer; Contacts with the Company," the Special Committee convened on July 12, 1999 to evaluate the terms of the Merger Agreement, the transactions contemplated thereby, including the Offer and the Merger, and other matters, including presentations by the Company's legal and financial advisors. At a subsequent meeting of the Board held on July 12, 1999, the Special Committee delivered its recommendation to the Board that the Board authorize, approve, adopt and declare advisable the Merger Agreement and the transactions contemplated thereby.

   At the July 12, 1999 meeting, the Board (with director Ronald LaBow abstaining), after receiving advice from its management and professional advisors, (i) determined that the Merger Agreement and the transaction contemplated thereby are fair to and in the best interests of the Company and the Company's stockholders,(ii) authorized, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and
(iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement.

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                         THE BOARD RECOMMENDS THAT THE
                   COMPANY'S STOCKHOLDERS TENDER THEIR SHARES
                      TO PURCHASER PURSUANT TO THE OFFER.

   The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 12, 1999, unless Purchaser extends the period of time for which the Offer is open. A copy of the letter to stockholders communicating the Board's recommendation and the text of the press release announcing such recommendation are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

   (b) Reasons for the Company Board's Recommendation

   In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors, including but not limited to the following:

     1. The Board's knowledge of the business, financial condition, prospects, current business strategy of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, and the efforts by the Company's management, with the advice and assistance of its legal and financial advisors, to explore other possible transactions involving the Company;

     2. The presentations and views expressed at a number of meetings of the Board of Directors of the Company held on or prior to July 12, 1999 regarding, among other things: (a) management's view with respect to the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it were to remain independent and the strategic alternatives believed to be available to the Company; (b) the WHX Offer and discussions held with other parties concerning a possible sale of the Company; and (c) the recommendation of the Offer and the Merger by the management of the Company;

     3. The oral and written presentations and analysis of each of Wasserstein Perella & Co., Inc. ("Wasserstein Perella") and J.P. Morgan Securities Inc. ("J.P. Morgan") at the meeting of the Special Committee held on July 12, 1999 and the fairness opinions of each of Wasserstein Perella and J.P. Morgan, to the effect that, as of the date of such opinions and based upon and subject to the matters stated in such opinions, the $13.00 per Share to be offered to the stockholders of the Company (other than holders of Ineligible Shares) pursuant to Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the opinions of Wasserstein Perella and J.P. Morgan, each dated as of July 12, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken by each of Wasserstein Perella and J.P. Morgan are attached hereto as Schedules II and III, respectively, and are filed as Exhibits 6 and 7, respectively, and are incorporated herein by reference;

     4. The fact that Parent's proposal contemplating the Offer and the Merger resulted from an active solicitation by Wasserstein Perella and J.P. Morgan, on behalf of the Company, of bids from a number of prospective purchasers with respect to an acquisition of the Company (the
  "Solicitation");

     5. The history of the Company's discussions with other parties thought to be the most likely candidates to have an interest in acquiring the Company, including without limitation, the ample opportunity provided to other parties, pursuant to the Solicitation and otherwise, to submit a superior proposal to the Company, noting that the Company has been "in play" since the WHX Offer was publicly announced on December 15, 1998 and that the $13.00 price at which the Company and Parent were negotiating was announced on June 7, 1999, almost six weeks prior to the July 12, 1999 meeting of the Board;

     6. The fact that the Offer Price and the Merger Consideration represent a premium over the price per Share offered by WHX pursuant to the WHX Offer;

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     7. The current and historical market prices and trading volumes for the
  Shares, including the relationship of the Offer Price and the Merger Consideration to the likely range of prices within which the Shares would trade in the absence of a possible acquisition transaction;

     8. That the Offer and the Merger provide for a prompt Offer for all Shares, to be followed by the Merger for the same consideration, thereby enabling all of the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares;

     9. The fact that pursuant to the Merger Agreement, the Board has the right, prior to payment for the Shares pursuant to the Offer, to (i) provide information in response to a request by a person who has made an unsolicited bona fide written Acquisition Proposal (as defined in the Merger Agreement) if the Board receives from such person an executed confidentiality agreement with customary terms and (ii) engage in negotiations or discussions with any person with any person who has made such unsolicited Acquisition Proposal, in each case, if the Board determines in good faith, after consultation with outside legal counsel, that such action is necessary in order for the Board to comply with its fiduciary duties under applicable law, and (with respect to clause (ii)) the Board determines in good faith (based on the advice of its financial advisors) that such Acquisition Proposal would, if consummated, result in a more favorable transaction than the Offer and the Merger;

     10. The fact that, pursuant to the Merger Agreement, the Board has the right to terminate the Merger Agreement if, prior to the purchase of Shares, a third party shall have made an Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisors, is a Superior Proposal upon five business days' notice thereof and payment to Parent of either a $5.0 or $10.0 million termination fee, depending upon certain circumstances (and Parent's actual, documented and reasonable out-of-pocket expenses of up to $1.5 million plus after Parent has entered into one or more definitive agreements with respect to the Financing (as defined in the Merger Agreement), actual documented and reasonable out-of-pocket expenses of Parent not in excess of $1.5 million relating to or incurred in connection with the Financing); and

     11. The fact that, pursuant to the Merger Agreement, unless the Financing Condition (as defined in the Merger Agreement) is irrevocably waived in writing by Parent prior to July 30, 1999, Parent will pay the Company $5.0 million. The Company will also have the right to terminate the Merger Agreement if Parent has not irrevocably waived in writing the Financing Condition prior to July 30, 1999, unless Parent notifies the Company prior to July 30, 1999 that Parent has determined to extend the termination of the Merger Agreement until October 31, 1999, in which case Parent will pay the Company an additional $10.0 million, unless the Financing Condition is irrevocably waived by Parent prior to such termination by the Company or the Net Debt (as defined in the Merger Agreement) of the Company as of October 31, 1999 is greater than $250 million.

   The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company has retained Wasserstein Perella and J.P. Morgan as the Company's financial advisors in connection with the evaluation of and response to the Offer and other matters arising in connection therewith. In addition, the Company has retained Kekst and Company ("Kekst") and Morrow & Co., Inc. ("Morrow") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer.

   (a) Wasserstein Perella & Co., Inc.

   Pursuant to a letter agreement, dated September 8, 1998, and amended and restated as of December 18, 1998 (the "Wasserstein Perella Letter Agreement"), the Company retained Wasserstein Perella to assist the

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Company in implementing and completing its long-term strategic plan and to serve as the Company's financial advisor with respect to matters relating to takeover defense. Pursuant to the Wasserstein Perella Letter Agreement, the Company has agreed to pay Wasserstein Perella: (A) an initial retainer fee of $200,000 payable on the date of the Wasserstein Perella Letter Agreement (which amount has been paid) and additional retainer fees of $75,000 per month beginning on January 1, 1999, (B) an additional fee of 0.65% of the aggregate consideration paid in (i) an acquisition of or similar business combination involving the Company or a majority of the value of the Company's assets (a "Combination Proposal") or (ii) a transaction relating to or in response to a Combination Proposal (an "Alternative Transaction") that includes, among other things, an acquisition of all or a significant portion of the assets or equity securities of another entity, a merger or other business combination involving the Company and one or more third parties, a sale of the Company or significant portion of its equity securities, assets or businesses to one or more third parties, a recapitalization or restructuring of the Company, a liquidation of the Company, a joint venture or other form of strategic transaction (a "Strategic Transaction"); provided that in any such Alternative Transaction which consists solely of the sale or disposition of all or a significant portion of the equity securities or assets of certain businesses of the Company, such additional fee shall be equal to 1.0% of the aggregate consideration paid in each such transaction; provided, however, that the minimum fee payable for any such transaction under this clause (B) shall be $1.0 million; and provided, further, that in connection with any Alternative Transaction that involves a public or private sale of equity or debt securities of the Company, Wasserstein Perella will receive customary financing fees to be mutually agreed at such time and Wasserstein Perella shall be offered the right, but will not be obligated, to act as co-manager or co-agent of any public offering or private placement of the Company's equity or debt securities, as the case may be, and (C) an additional fee of (i) $2.0 million if no Combination Proposal or Alternative Transaction that is a Strategic Transaction (other than the sale of certain specified businesses) has been consummated prior to September 8, 1999, plus (ii) $1.5 million if no Combination Proposal or Alternative Transaction that is a Strategic Transaction (other than the sale of certain specified businesses) has been consummated prior to the earlier of (x) the date of the Company's stockholders' meeting in 2000 at which the directors of the Company are to be elected and (y) June 1, 2000. For purposes of the preceding sentence, the phrase "aggregate consideration" generally means the total amount of cash and the fair market value of all other property paid or payable in such transaction and includes the value of any liabilities assumed by the acquiror. Pursuant to the Wasserstein Perella Letter Agreement, any fees paid to Wasserstein Perella (i) under clause (A) above will be fully credited against any fees to be paid to Wasserstein Perella under clauses (B) or (C) above, as the case may be, (ii) under clause (B) above will be fully credited against any fees to be paid to Wasserstein Perella under clause (C) above and (iii) under clause (C) above will be fully credited against any fees to be paid to Wasserstein Perella under clause (B) above.

   The Company has also agreed to reimburse Wasserstein Perella periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with their engagement by the Company. In addition, the Company has agreed to indemnify Wasserstein Perella against certain liabilities, including liabilities under the federal securities laws.

   The Wasserstein Perella Letter Agreement may be terminated at any time by either party thereto effective upon receipt of written notice by the non-terminating party. Upon such termination, Wasserstein Perella shall be entitled to (i) the full retainer fees paid (and then due and payable) under clause (A) above, (ii) the full fee in the amounts and at the times provided for or agreed upon under clause (B) above relating to transactions consummated at any time prior to the expiration of twelve months following such termination, (iii) the full fee in the amount and at the time provided under clause (C) above and (iv) reimbursement of expenses accruing prior to such termination to the extent provided for in the Wasserstein Perella Letter Agreement. Any such termination will not affect the Company's continuing obligation to indemnify Wasserstein Perella and certain related persons as provided for in the Wasserstein Perella Letter Agreement.

   (b) J.P. Morgan Securities Inc.

   Pursuant to a letter agreement, dated December 14, 1998 (the "J.P. Morgan Letter Agreement"), the Company retained J.P. Morgan to act as the Company's financial advisor with respect to considering the

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appropriateness of various strategic financial alternatives for the Company and assisting the Company with respect to pursuing any of such alternatives. Pursuant to the J.P. Morgan Letter Agreement, the Company has agreed to pay
J.P. Morgan: (i) an engagement fee (the "Engagement Fee") of $150,000, payable upon execution of the J.P. Morgan Letter Agreement, (ii) in connection with the consummation of a specified transaction, a success fee ("Success Fee #1") based on the value of such transaction but no less than $1.0 million, less the amount of the Engagement Fee paid by the Company but not previously credited,
(iii) following any unsolicited offer for the Company, in connection with consummation of another specified transaction, a success fee ("Success Fee #2") based on the value of such transaction but no less than $1.0 million, less any remaining amount of the Engagement Fee paid by the Company but not previously credited, (iv) following any unsolicited offer for the Company, a fee of $3.5 million, less any amount of the Engagement Fee paid by the Company but not previously credited, and less Success Fee #1 and Success Fee #2 to the extent they have been paid by the Company, $2.0 million of which shall be payable on September 30, 1999 and $1.5 million of which shall be payable following the Company's annual meeting in 2000, if, as of each such date, no person or group of persons has acquired beneficial ownership of more than 50% of the then-outstanding common stock of, or combined voting power in, the Company calculated on a fully-diluted basis, and (v) a fee (the "Transaction Fee") for any sale, merger, consolidation, or any other business combination, in one or a series of transactions, involving all or a substantial portion of the stock, assets, or business of the Company, or any repurchase by the Company of a significant amount of its securities, any recapitalization of the Company, or any spin-off, split-off, or other extraordinary dividend of cash, securities, or other assets to stockholders of the Company. The Transaction Fee shall be in an amount equal to 0.65% of the Transaction Value (as defined below), less any remaining amount of the Engagement Fee paid by the Company but not previously credited and less any fees previously paid pursuant to clause (iv) of this paragraph.

   The "Transaction Value" generally means the aggregate amount of consideration received by the Company and/or its stockholders in any transaction, plus the amount of any debt securities or other liabilities assumed, redeemed, or remaining outstanding or equity securities redeemed or remaining outstanding in connection with any such transaction, plus, without duplication, the value of any securities, cash, or other assets distributed to stockholders of the Company.

   The Company has also agreed to reimburse J.P. Morgan for all reasonable expenses (including, without limitation, travel, communication, and document production expenses, and the reasonable fees and disbursements of counsel) incurred by J.P. Morgan in performing its engagement. In addition, the Company has agreed to indemnify J.P. Morgan against certain liabilities, including liabilities under the federal securities laws.

   The J.P. Morgan Letter Agreement may be terminated by either the Company or J.P. Morgan at any time upon giving written notice to the other party. No such termination will affect (i) J.P. Morgan's rights to receive fees accrued prior to such termination or to receive reimbursement of its expenses, (ii) the rights of J.P. Morgan or any other indemnified person to receive indemnification and contribution pursuant to the J.P. Morgan Letter Agreement, or (iii) certain confidentiality obligations of the Company specified in the J.P. Morgan Letter Agreement. In addition, if, at any time prior to the expiration of twelve months (subject to extension) after any such termination by the Company, a transaction is consummated (as described above under the first paragraph under this heading in clauses (ii), (iii) or (v)) J.P. Morgan will be entitled to payment in full of Success Fee #1, Success Fee #2 or the Transaction Fee, as the case may be.

   (c) Kekst and Company and Morrow & Co., Inc.

   The Company has also retained Kekst and Morrow to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Kekst and Morrow reasonable and customary compensation for their services and will reimburse Kekst and Morrow for their reasonable out-of-pocket expenses incurred in connection therewith.

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Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

   (b) Except as described in the following sentence, to the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates or subsidiaries presently intend to tender to the Bidder any Shares which are held of record or beneficially owned by such persons, pursuant to the Offer (other than Shares issuable upon exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended). Director Ronald LaBow informed the Company on July 14, 1999 that he and his affiliates have not yet made a determination as to whether to tender their Shares, sell such Shares in the open market or otherwise hold such Shares, and reserve all rights with respect to the foregoing.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as described herein, the Company is not now engaged in any negotiations in response to the Offer that relate to or would result in one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   The Company is in discussions with a number of parties concerning the potential sale of the assets of the Jeffrey Division (Woodruff, South Carolina) of Global Processing Systems, Inc., a subsidiary of the Company.

   (b) Except as described in Item 3(b) and Item 4 above and Item 8 below, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information to be Furnished.

   Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, filed as Exhibit 8 hereto, and each is incorporated herein by reference.

 The Rights Agreement

   On October 20, 1995, the Board declared a dividend distribution of one right to purchase Series A Junior Preferred Stock (a "Right") for each outstanding share of Common Stock to stockholders of record of the Company on November 1, 1995. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of a series of preferred shares of the Company, designated as Series A Junior Preferred Stock at a price of $45 per one one-hundredth (1/100) of a share, subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement.

   Until the close of business on the day which is the earlier to occur of (i) the tenth day following a public announcement by the Company (by any means) of the acquisition by any person or group of beneficial ownership of 10% or more of the Company's voting stock (hereinafter, such person or group is referred to as an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer (other than a tender or exchange offer by the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company) the consummation of which would result in the beneficial ownership of 30% or more of the outstanding shares of the then outstanding voting stock of the Company, even if no purchases actually occur pursuant to such offer (the earlier of such dates being called the "Distribution Date"), the Rights are evidenced, with respect to any of the

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Common Stock certificates that were outstanding as of November 1, 1995, by such
Common Stock certificates with a copy of a summary of Rights attached. The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the Common Stock. New
Common Stock certificates issued after November 1, 1995, contain a legend incorporating the Rights Agreement by reference. The Rights are not exercisable until the Distribution Date.

   On February 9, 1999, the Company amended its Rights Agreement by adoption of the Fourth Amendment to the Rights Agreement, dated as of February 9, 1999 (the "Fourth Amendment"). The Fourth Amendment amended various provisions of the Rights Agreement to, among other things, eliminate references to Continuing Directors. The Fourth Amendment was adopted by the Company in light of a decision by the Delaware Supreme Court in a case unrelated to the Company with respect to the validity of "Continuing Director" provisions in shareholder rights plans.

   On June 6, 1999, the Company amended the Rights Agreement by adoption of the Fifth Amendment to the Rights Agreement, dated as of June 6, 1999 (the "Fifth Amendment"). The Fifth Amendment amended various provisions of the Rights Agreement to, among other things, revise the definition of "Stock Acquisition Date" to mean the earlier of (i) the first date on which there is a public announcement by the Company that a person has become an Acquiring Person or
(ii) the first time a person who has made a tender or exchange offer for 15% or more of the outstanding Shares shall become an Acquiring Person as a result of the purchase of Shares pursuant to such tender or exchange offer or at any time during the 60 day period after the termination or expiration thereof.

   In connection with the Merger Agreement, the Board approved the Sixth Amendment to the Rights Agreement, dated as of July 9, 1999 (the "Sixth Amendment") which provides that (i) neither Parent nor Purchaser, nor any of their respective affiliates or associates, shall be deemed to be an Acquiring Person as a result of the transactions contemplated by the Merger Agreement being approved or becoming effective and (ii) a Distribution Date shall not occur by reason of the approval or execution of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement. Amendment No. 6 further provides that if the Merger Agreement is terminated for any reason in accordance with its terms or otherwise, (a) the exclusion of Parent and Purchaser from the designation as an Acquiring Person and (b) the preclusion of the transactions contemplated by the Merger Agreement from causing the occurrence of a Distribution Date shall cease to be effective as of the date of such termination.

   The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement as set forth in the Company's Form 8-B, dated October 31, 1995, the Company's Form 8-A/A, dated March 12, 1998, the Company's Form 8-A/A, dated September 18, 1998, the Company's Form 8-A/A, dated October 5, 1998, the Company's Form 8-A/A, dated February 17, 1999 and the Company's Form 8-A/A, dated June 7, 1999 and the Company's Form 8-A/A, dated July 12, 1999, each as filed with the Securities and Exchange Commission.

 Information Statement

   The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the company's stockholders.

Item 9. Material to be Filed as Exhibits.

 Exhibit 1 --Agreement and Plan of Merger, dated as of July 12, 1999, by and among Global Industrial Technologies, Inc., RHI AG and Heat
            Acquisition Corp.

 Exhibit 2 --Excerpts from the Company's Proxy Statement for the Annual Meeting of Stockholders held on June 7, 1999.

 Exhibit 3 --Form of Amendment to severance agreements approved by the Board of
            Directors of the Company on June 6, 1999.

 Exhibit 4 --Letter to Stockholders of the Company, dated July 16, 1999.*

 Exhibit 5 --Text of Press Release, dated July 12, 1999.

 Exhibit 6 --Opinion of Wasserstein Perella & Co., Inc., dated as of July 12,
            1999.*

 Exhibit 7 --Opinion of J.P. Morgan Securities Inc., dated as of July 12,
            1999.*

 Exhibit 8 --Offer to Purchase dated July 16, 1999 and related Letter of
            Transmittal.+

   This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered "forward-looking" statements. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's reports with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.
--------
*  Included in copies mailed to stockholders of the Company.
+ Filed as an exhibit to RHI AG's and Heat Acquisition Corp.'s Tender Offer Statement on Schedule 14D-1 dated July 16, 1999 and incorporated herein by reference.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1999

                                          GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

                                                /s/ Jeanette H. Quay
                                          By: _________________________________
                                            Name: Jeanette H. Quay
                                            Title: Vice President-General
                                                   Counsel and Secretary

                                                                      SCHEDULE I

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      2121 SAN JACINTO STREET, SUITE 2500
                              DALLAS, TEXAS 75201

       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

   This Information Statement is being mailed on or about July 16, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Global Industrial Technologies, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated (the "Parent Designees") by RHI AG ("Parent") to the Company's Board of Directors (the "Board"). Pursuant to the terms of the Merger Agreement, the Company will take all actions necessary to cause the Parent Designees to become directors of the Company so that the total number of such persons equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the number of Shares then outstanding. Notwithstanding the foregoing, until the Effective Time of the Merger, the Board will have at least two directors who were directors on the date of the Merger Agreement and who are not employees of the Company or affiliated with Parent as members of the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   The Offer commenced on July 16, 1999 and is scheduled to expire at 12:00 midnight New York City time, on August 12, 1999 unless extended upon the terms set forth in the Offer to Purchase.

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

   The Shares constitute the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 13, 1999, there were 22,412,961 Shares outstanding. The Board currently consists of five members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

   The Board is classified into three classes, with one class standing for election at each annual meeting of stockholders. Directors in each class serve for a term of three years and until their successors are elected and qualified or until their earlier resignation or removal. The Amended and Restated Certificate of Incorporation of the Company provides that there shall be not less than three nor more than fifteen directors and that the exact number may be fixed from time to time by resolution of the Company's Board of Directors approved by a majority of the entire Board.

                            DESIGNATION OF DIRECTORS

   The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares by Parent or any of its subsidiaries pursuant to the Offer, the Company will take all actions necessary to cause the Parent Designees to become directors of the Company so that the total number of such persons equals the

                                  Schedule I-1
product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the number of Shares then outstanding. Notwithstanding the foregoing, the Merger Agreement provides that, following the election of the Parent Designees in accordance with the foregoing and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any amendment of the Certificate of Incorporation or Bylaws of the Company, any consent by the Company to any extension of the time for performance of any of the obligations or other acts of Parent or Purchaser or any waiver by the Company of compliance with any of the covenants or conditions contained in the Merger Agreement for the benefit of the Company or any other rights of the Company under the Merger Agreement, will require the approval of a majority of those directors of the Company then in office who are neither affiliated with Parent nor employees of the Company.

   It is expected that the Parent Designees will assume office promptly following the purchase by the Purchaser of a majority of the outstanding shares of Common Stock on a fully diluted basis pursuant to the terms of the Offer.

Proposed Directors

   The following table sets forth (i) the name, current business or residence address, citizenship and present principal occupation or employment and (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years, in each case of each proposed director designated by Parent to serve as directors on the Board following the Offer and Merger.

   Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with Parent. No proposed director beneficially owns any material amount of outstanding Shares.

                                  Schedule I-2

 PERSONS WHO MAY BE DESIGNATED BY PARENT TO SERVE AS DIRECTORS ON THE COMPANY'
                       BOARD AFTER THE OFFER AND MERGER.

                         AGE                           PRESENT PRINCIPAL
                        AS OF                            OCCUPATION OR
 NAME AND ADDRESS    July 1, 1999 CITIZENSHIP          EMPLOYMENT HISTORY
-------------------  ------------ ----------- ------------------------------------
Georg Obermeier           58        Germany   Chairman of the Management Board
 RHI AG                                       and Chief Executive Officer since
 Mommenpasse 35                               July 1999; Chairman of the
 A-1040 Vienna                                Management Board of VIAG AG
                                              from August 1995--June 1998;
                                              Member of the Management Board
                                              of VIAG AG since November 1989
                                              --July 1995.
Jakob Mosser              38        Austria   Member of the Management Board of
 1228 Euclid Avenue                           Parent since January 1991; Chief
 Cleveland, OH                                Executive Officer and President of
 44115                                        NARCO since January 1997; Director
                                              of Research and Development of
                                              Veitsch-Radex until December 1996.
John W. Stratman          40         U.S.A.   General Counsel of NARCO since
 1228 Euclid Avenue                           November 1997; Associate General
 Cleveland, OH                                Counsel of Wheeling-Pittsburgh Steel
 44115                                        Corp. from July 1989--October 1997.
Frank Guise               53         U.S.A.   Vice President of NARCO
 1228 Euclid Avenue                           since September 1975.
 Cleveland, OH
 44115
John L. Quinlan           44         U.S.A.   Chief Financial Officer and
 1228 Euclid Ave.                             Vice President--Finance of NARCO
 Cleveland, OH                                since March 1997; Director
 44115                                        --Managerial Accounting of
                                              Washington Steel Corp.
                                              from March 1987--February 1997.
Larry D. Dilley           50         U.S.A.   Vice President--Operations and
 1228 Euclid Avenue                           Materials of NARCO since July 1994.
 Cleveland, OH
 44115
James Joseph Uchno        49         U.S.A.   Vice President--Technology and
 1228 Euclid Avenue                           Marketing of NARCO since 1974.
 Cleveland, OH
 44115

                                  Schedule I-3

Biographical Information of Current Directors of the Company

   The following is a brief description of the business experience of each director of the Company for at least the past five years:

                                      Business Experience During     Year First
                                           Past 5 Years and           Elected
 Name                          Age        Other Information           Director
 ----------------------------- --- -------------------------------   ----------
 Directors--Term Expiring 2000
 Rawles Fulgham...............  71 Chairman of the Board and Chief      1992
                                   Executive 1992 Officer, Global
                                   Industrial Technologies, Inc.,
                                   since 1998; Senior Advisor,
                                   Merrill Lynch & Co. Inc., since
                                   1989; Advisor to certain
                                   Committees of the Board of
                                   Directors of Dorchester Hugoton
                                   Limited, since 1995; Executive
                                   Director, Merrill Lynch Private
                                   Capital, Inc., 1982-89.
                                   Director: BancTec, Inc.;
                                   Dresser Industries, Inc. (prior
                                   to its October 1998 merger with
                                   Halliburton Company);
                                   NCH Corporation.
 Graham L. Adelman............  49 President and Chief Operating        1998
                                   Officer, Global Industrial
                                   Technologies, Inc., since 1998;
                                   Senior Vice President and
                                   General Counsel, 1995-98, and
                                   Secretary, 1996-98, Global
                                   Industrial Technologies, Inc.;
                                   Senior Vice President, General
                                   Counsel and Secretary, The
                                   Western Company of North
                                   America, 1990-95.
 Directors--Term Expiring 2001
 David H. Blake...............  58 Dean, Graduate School of             1992
                                   Management, University of
                                   California, Irvine, since 1997;
                                   Dean, Edwin L. Cox School of
                                   Business, Southern Methodist
                                   University, 1990-1996; Dean and
                                   Professor, Graduate School of
                                   Management, Rutgers--The State
                                   University of New Jersey, 1983-
                                   89. Director: Procom
                                   Technologies, Inc.
 Richard W. Vieser............  71 Chairman of the Board,               1992
                                   President and Chief Executive
                                   Officer, FL Industries, Inc.,
                                   electrical equipment and high
                                   efficiency industrial and
                                   commercial heating and cooling
                                   equipment, 1985-89; Chairman of
                                   the Board, President and Chief
                                   Executive Officer, Lear
                                   Siegler, Inc., 1987-89;
                                   Chairman of the Board and Chief
                                   Executive Officer, FL Aerospace
                                   Corp., 1986-89. Director:
                                   Ceridian Corporation (formerly
                                   Control Data Corporation);
                                   Harvard Industries, Inc.;
                                   International Wire Holding
                                   Company; Sybron International
                                   Corporation; Viasystems Group
                                   Inc.; Varian Associates, Inc.
 Director--Term Expiring 2002
 Ronald LaBow.................  64 Chairman of the Board of WHX         1999
                                   Corporation; President,
                                   Stonehill Investment Corp.,
                                   since February 1990. Director:
                                   Regency Equities Corp.

                                  Schedule I-4

Security Ownership of Management

   The following table sets forth certain information as to the Common Stock beneficially owned as of July 13, 1999 by (i) each person who is a director or an executive officer named in the Summary Compensation Table (see below), and
(ii) all current directors and executive officers as a group. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown. All ownership information is as of July 13, 1999.

                                         Shares Owned              Approximate
                                          Directly or     Stock      Percent
                 Name                   Indirectly(/1/) Units(/2/)  of Class
--------------------------------------- --------------- ---------- -----------
Rawles Fulgham.........................     152,000            0      0.68%
David H. Blake.........................      47,000            0      0.21
Ronald LaBow(/3/)......................           0            0       .00
Richard W. Vieser......................      81,623            0      0.36
Graham L. Adelman......................     167,361        9,433      0.79
George W. Pasley.......................      86,206        1,863      0.39
Jeanette H. Quay.......................      28,288        3,161      0.14
Donna A. Reeves........................      45,333        1,326      0.21
A. L. Williams.........................      56,407            0      0.25
James B. Alleman.......................      79,323            0      0.35
All current directors as of July 13,
 1999 and executive officers as a
 group.................................     743,541       15,783      3.39

--------
(1) Includes the following shares subject to options granted under various incentive compensation plans which are exercisable within sixty days:
    46,000 shares for each of Messrs. Blake and Vieser; 146,000 shares for Mr. Fulgham; 136,725 shares for Mr. Adelman; 85,250 shares for Mr. Pasley; 27,891 shares for Ms. Quay; 42,400 shares for Ms. Reeves; 56,250 shares for Mr. Williams; and 79,000 shares for Mr. Alleman; and 665,516 shares for all current directors and executive officers as a group. Such shares are considered to be beneficially owned under the rules of the Securities and Exchange Commission and are considered to be outstanding for the purpose of calculating percentage ownership.
(2) Includes shares of Common Stock which may be distributable after termination of employment to persons who have deferred payment of annual incentive compensation pursuant to the Company's Deferred Compensation Plan. Stock Units represent an additional exposure of such persons to changes in the value of Common Stock which is not reflected in the column "Shares Owned."
(3) Does not include Shares held by WHX Corporation of which Mr. LaBow is the Chairman. Please see the information below under the heading "Security Ownership of Certain Beneficial Holders" for information concerning WHX Corporation's ownership of Shares.

                                  Schedule I-5

Security Ownership of Certain Beneficial Holders

   The following table shows, as of July 13, 1999, certain information regarding those persons known to the Company to have been the owners on such date of more than 5% of the Common Stock then outstanding.

                                                     Number of
                                                     Shares of
                                                      Common        Approximate
                Name and Address of                    Stock          Percent
                  Beneficial Owner                     Owned         of Class
---------------------------------------------------- ---------      -----------
WHX Corporation..................................... 2,173,800(/1/)     9.7%
 Wheeling-Pittsburgh
 Capital Corp.
 110 East 59th Street
 New York, New York 10022
Franklin Resources, Inc. ........................... 1,715,900(/2/)     7.6%
 One Parker Plaza
 Ft. Lee, New Jersey 07724
Seneca Capital, L.P. ............................... 1,131,900(/3/)     5.1%
 830 Third Avenue, 14th Floor
 New York, NY 10022

--------
(1) Based upon an amendment dated October 5, 1998, to Schedule 13D filed with the Securities and Exchange Commission.
(2) Based upon a Form 13G filed with the Securities and Exchange Commission on or about December 31, 1998.
(3) Based upon a Form 13G filed with the Securities and Exchange Commission on or about June 4, 1999.

                                  Schedule I-6

            BOARD MEETINGS AND COMMITTEES; COMPENSATION OF DIRECTORS

   The Board of Directors has standing Audit and Finance, Executive Compensation, and Executive Committees and a Committee on Directors. During the period from November 1, 1997 to December 31, 1997 (the "Transition Period"), there was one meeting of the Board of Directors; during the 12 months ended December 31, 1998, there were 18 meetings of the Board, seven of which were attended by telephone.

   All Directors attended 75% or more of the aggregate meetings of the Board and of the Board Committees on which they serve.

   The Audit and Finance Committee consists of Messrs. Casey, Chairman; Fulgham; Blake; and Vieser. The Committee, which met once during the Transition Period and twice during the 12 months ended December 31, 1998, reviews the scope and results of the annual audit activities of the independent accountant and internal auditors. The Committee also recommends the appointment of the independent accountant, whose duty it is to audit the books and accounts of the Company and its subsidiaries, and reviews its services.

   The Executive Compensation Committee is composed of Messrs. Vieser, Chairman; Blake; and Casey. The Committee, which met once during the Transition Period and three times during the 12 months ended December 31, 1998, administers executive compensation plans, reviews the performance of the Chief Executive Officer and key employees, and acts in an advisory role on employee compensation.

   The Executive Committee, consisting of Messrs. Fulgham and Vieser, exercises limited powers on behalf of the Board during intervals between meetings of the Board. There were no Executive Committee meetings during the Transition Period or during the 12 months ended December 31, 1998.

   The Committee on Directors develops selection criteria and recommends nominees for election as Directors, including nominees recommended by shareholders. The Committee, which met once during the 12 months ended December 31, 1998, serves in an advisory role on qualifications for the positions of Chairman of the Board and Chief Executive Officer. The Committee is composed of Messrs. Fulgham, Chairman; Blake; Casey; and Vieser.

   A Director who is an employee of the Company receives no fees or remuneration, as such, for services as a member of the Board or any Committee of the Board. During fiscal 1998, each Director who was not an employee received an annual retainer of $20,000 for Board membership, $2,500 for each Committee membership, $1,000 for service as Chairman of a Committee, and $1,000 for each day on which one or more meetings of the Board or any Committee thereof was attended. A fee of $350 was paid for Board or Committee meetings attended by telephone. In addition, each non-employee Director may be paid a fee of $1,000 for each day on which he is engaged in Company business at the request of the Board or the Chairman of the Board, other than attendance at meetings of the Board or any Committee.

   Under the Global Industrial Technologies, Inc. Stock Option Plan for Non-Employee Directors ("Directors Plan"), each calendar year each non-employee Director may be granted, and each person who becomes a non-employee Director shall be granted, a non-qualified option to purchase 5,000 shares at a price equal to the fair market value of the shares on the day of grant. Options granted under this plan become exercisable six months after the date of grant and expire in ten years or, if earlier, five years following the death, disability, and/or approved retirement of the Director. In February 1998 the Company granted each non-employee Director an option to purchase 5,000 shares upon such terms, exercisable at $15.53 per share. In addition to the above grants, in May 1998 the Company granted each non-employee Director an option to purchase 20,000 shares, exercisable at $17.13 per share. The average exercise price of all options granted to non-employee directors under the Directors Plan is $16.93. The closing price of the Common Stock on April 8, 1998, was $10.375.

                                  Schedule I-7

                   REPORT OF EXECUTIVE COMPENSATION COMMITTEE

General

   The Executive Compensation Committee is responsible for all components of the compensation program for executive management of the Company, including the named executive officers. The Committee, comprised solely of outside directors, administers and reviews Global's executive compensation plans and arrangements.

   The purpose of the Global executive compensation program is to enable the Company to recruit, motivate, reward, and retain the caliber of executive talent necessary to provide shareholders and employees a long-term growth opportunity. The competitiveness of the compensation program is reviewed by the Executive Compensation Committee using external sources of market information and analyses provided by outside compensation consultants. Changes to the programs are made from time to time by the Board of Directors in order to maintain competitive compensation levels and to better link the interests of management and shareholders.

   The Committee considers an officer's total compensation package whenever a change is made to any individual component. Base salary levels affect an officer's target award under an annual incentive plan and the number of shares for which stock options are granted under the long-term incentive plan of the Company.

Policies Applicable To All Executive Officers

 Stock Ownership Requirements

   As a means to develop significant officer and management ownership in the Company, the Board approved the Stock Ownership Requirements Policy in January 1994. This policy establishes for each officer and certain managers stock ownership and retention levels which are stated as multiples of base salary. The Stock Ownership Requirements Policy provides that at least 50% of any annual incentive payment must be invested in Common Stock or credited in the form of Stock Units under the Company's Deferred Compensation Plan until such time as ownership requirements are satisfied. In addition, at least 25% of all shares acquired upon exercise of stock options by these individuals must be retained until such requirements have been met. Individuals must comply with this policy until retirement or termination.

   The required ownership level for the Chairman and Chief Executive Officer is
3.5 times annual base salary. Accordingly, Mr. Fulgham is required to acquire and retain, until retirement or termination, ownership of Common Stock or Stock Units with a market value equivalent to $1,750,000. Mr. Fulgham, who was appointed Chairman and Chief Executive Officer on December 14, 1998, owns 6,000 shares of Common Stock. Other executive officers have ownership levels ranging from 1.5 to 2.5 times annual base salaries, or a total of $3,672,500. As of December 31, 1998, 26.4% of this requirement had been met, in the aggregate, by executive officers other than Mr. Fulgham.

 Base Salary and Annual Bonus

   Each of the Company's executive officers receives a base salary and has an opportunity to earn an annual incentive payment. Under the Company's Incentive Compensation Plan for Officers and Headquarters Staff ("Headquarters Plan"), payments, if any, to participants are based upon attainment during the fiscal year of financial performance objectives by the Company and individual performance objectives. Under the Division Executive Incentive Plan ("Division Plan"), payments to officers who are also Division Presidents are based primarily upon financial performance objectives for the Company's major business units. Additionally, in connection with the acquisition in July 1998 of A. P. Green Industries, Inc. ("A. P. Green"), the Company adopted a temporary bonus plan which provides incentives to key executives and other employees to quickly maximize shareholder value through consolidation of the refractories operations of A. P. Green and the Company, the results of which will include substantial cost savings and manufacturing efficiencies ("Synergy Bonus Plan"). The Company estimates that annual synergies realized by the end of 1999 will exceed

                                  Schedule I-8

$30 million. Mr. Bravo, President of the Company's Refractory Products and Minerals business, and other key executives and employees of the Company's Harbison-Walker Refractories Company subsidiary are eligible to receive incentive awards under the Synergy Bonus Plan during 1998 and 1999. No payments were made from the Synergy Bonus Plan for 1998.

   The Headquarters Plan and the Division Plan enable the Committee to provide incentives for participants to contribute each year to growth in Company earnings and other financial and non-financial goals. Pursuant to Board authorization, under the Headquarters Plan, funds available for distribution for 1998 could equal up to 4% of the Company's net-after-tax profit, adjusted for unusual items. The financial performance objectives for the Headquarters Plan and the Division Plan for 1998 were sales and earnings before interest, taxes, depreciation, and amortization ("EBITDA"). For 1998 funds equal to 6% of net-after-tax profits, adjusted for unusual items, were authorized for payments under the Division Plan. Performance objectives may be adjusted by the Committee to reflect unanticipated, significant changes in the Company's businesses during a plan year. For 1998 the minimum financial objectives for the Headquarters Plan and the Division Plan were not achieved, and no incentive payments were made to the executive officers under either plan.

   It has been the policy of the Committee to establish a base salary range for each executive officer position and a midpoint for the range which would place the base salary of that position in approximately the 50th percentile of market salary. In considering base salary changes, the Committee reviews the performance of each named officer, the recent financial performance of the Company, and the position of the officer's current salary in the established range. The Company participates in several compensation surveys. The primary survey used to determine the salary range and midpoint for executive officers is prepared by a major consulting firm with data from 300 United States manufacturing corporations, including approximately one-half of the Fortune
500. Survey data is reviewed both on a consolidated industry basis, as well as more specific industry groupings of multiple industry companies and metalworking/fabricating companies. The Committee also annually determines a target incentive opportunity for each executive officer, which would place that officer at about the 50th percentile of market annual incentive compensation determined by reference to these surveys and to internal equity.

   In 1998 officers received salary increases averaging 6.3%, continuing the Company's competitive position in the employment market. Three officers received additional promotional salary increases averaging 20%, and one officer received a special one-time bonus award of $50,000 relating to the favorable resolution of certain claims against the Company.

   In addition to ten executive officers, 72 other employees were eligible to participate in the annual incentive plans and the Synergy Bonus Plan during 1998. Amounts earned by participants in the Division Plan for 1998, other than eligible officers, were related to the extent to which financial and non-financial criteria for division performance established by the Committee were achieved.

 Stock Option Program

   Executive officers are eligible to receive stock option grants under the Company's 1992 Stock Compensation Plan ("Stock Plan") which is intended to encourage actions which will result in the realization by shareholders of an attractive return on their Common Stock investments. The Committee believes that stock option grants, in combination with the Company's Stock Ownership Requirements Policy, are an effective means of aligning executive compensation with shareholder interests. As a result of its Stock Ownership Requirements Policy, the Committee generally grants options to executive officers in an amount which exceeds the average level of grants made by other companies of similar size. However, reduced grants are made from time to time in the discretion of the Committee.

   Under the Stock Plan, on February 23, 1998, the Committee granted executive officers options to purchase a total of 650,460 shares of Common Stock at $15.5313 per share. These one-time grants were equivalent to the appropriate number of shares for which options would normally be granted to each executive officer over a

                                  Schedule I-9
three-year period. They vest on the earlier of (i) five years from the date of grant or (ii) 50% at such time as the average closing price of the Company's Common Stock equals or exceeds 150% of the grant price for any 21-consecutive trading day period and the remaining 50% at such time as the price equals or exceeds 200% of the grant price for any 21-consecutive trading day period.

   Due to the depressed price of the Common Stock in the third quarter, the Company offered all employees an opportunity in September 1998 to exchange outstanding stock option agreements ("old options") for reissued options for a reduced number of shares, exercisable at the average market price on September 18, 1998, or $6.91 ("new options"). In exchange for each new option, employees tendered for cancellation (i) old options granted prior to January 1, 1998, on a two-for-one share basis; and (ii) old options granted after January 1, 1998, on a one and one-half-for-one share basis. Additional options were granted at the same time to certain executive officers.

   In total, options to purchase 950,079 shares of Common Stock were granted under the Stock Plan in September, and previously issued options to purchase 1,083,960 shares of Common Stock were cancelled. The exercise price of the cancelled options ranged from to $11.00 to $20.00 per share. The new option grants have the following terms: (1) ten-year expiration date; (2) exercise price equal to the average of the high and low market prices on grant date, or $6.91; and (3) vesting on the earlier of (i) one year (for cancelled, non-performance options which had been granted to non-executive officers) or 5 years (for cancelled performance options which had been granted to executive officers) from date of grant or (ii) 50% at such time as the average closing price of the Company's Common Stock equals or exceeds $10.36 per share for any 21-consecutive trading day period, and (iii) the remaining 50% at such time as the price equals or exceeds $13.81. Vesting of new options was accelerated in accordance with their terms upon commencement of the WHX Offer.

   The following table reflects the cancellation of old options and replacement with new options described above for named executive officers:

                                                                                           Length of
                                    Number        Market                                Original Option
                                 of Securities   Price of     Exercise                  Term Remaining
                                  Underlying     Stock at     Price at                    at Date of
                                 Options/SAR's   time of      Time of                    Repricing or
                                  Repriced or  Repricing or Repricing or      New          Amendment
                          Date   Amended(#)(1) Amendment(3) Amendment(3) Exercise Price   (years)(3)
          Name           ------- ------------- ------------ ------------ -------------- ---------------
Rawles Fulgham.......... 9/18/98        --            --          --             --           --
Graham L. Adelman....... 9/18/98     97,200     $6,906.25      $16.19      $6,906.25         9.16
Juan M. Bravo........... 9/18/98    129,000      6,906.25       16.20       6,906.25         8.99
George W. Pasley........ 9/18/98     75,500      6,906.25       16.60       6,906.25         9.10
Jeanette H. Quay........ 9/18/98     10,300      6,906.25       17.41       6,906.25         8.70
J.L. Jackson............ 9/18/98        --            --          --             --           --

(1) Sum of all securities underlying options reissued as follows: (i) 2 old-for-1 new formula used for options granted prior to 1998; and (ii) 1.5 old-to-1 new formula used for options granted during 1998.
(2)Average of the high and low market price of Common Stock on cancellation date.
(3)Weighted average.

  Chief Executive Officer Compensation

   Mr. Jackson, who served as Chairman and Chief Executive Officer and President and Chief Operating Officer until July 1, 1998, retired on October 13, 1998, and did not receive a salary increase or any incentive payment for fiscal 1998. Mr. Jackson did not receive retirement or severance enhancements, and none of his stock options were cancelled and replaced.

   Mr. Fulgham, who served as acting President and Chief Executive Officer from July 1, 1998, to December 14, 1998, received $1,000 per day for his services. Upon election as Chairman and Chief Executive Officer on December 14, 1998, the Board established an annual base salary of $500,000 for his position and granted Mr. Fulgham an option to purchase 200,000 shares of Common Stock at the average of the high and low market

                                 Schedule I-10
price on that date, or $8.09. The option vests at the earlier of 5 years or 50% when the market price exceeds the exercise price by 50%, and 100% when the average market price exceeds the exercise price by 100%.

 Compliance with Internal Revenue Code Section 162(m)

   Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid during a year to a public company's chief executive officer and its four other most highly compensated executive officers to $1 million, unless specified conditions are met. Certain performance-based compensation is not subject to the deduction limitation. The Company did not have nondeductible compensation expense during the Transition Period and 1998 and is not expected to have such in 1999. The 1992 Stock Compensation Plan limits the number of shares for which options may be granted in any year to a participant in order to maximize under Section 162(m) the amount of compensation expense that may be deductible to the Company.

                                     Members of the Executive Compensation
                                     Committee:
                                          Richard W. Vieser, Chairman
                                          David H. Blake
                                          Samuel B. Casey, Jr.

   The foregoing Report on Executive Officer Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

 Compensation Committee Interlocks and Insider Participation

   There were no committee interlocks.

                                 Schedule I-11

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

   The following table reflects the cash and non-cash compensation paid or accrued for the Chief Executive Officer and named executive officers of the Company for the years indicated.

                                                                        Long Term
                                    Annual Compensation               Compensation
                               --------------------------------- -----------------------
                                                                 Securities
                                                    Other Annual Underlying  All Other
   Name and Principal           Salary      Bonus   Compensation  Options/  Compensation
        Position          Year ($) (1)       ($)      ($) (2)    SAR's (#)    ($) (3)
------------------------  ---- --------    -------- ------------ ---------- ------------
Rawles Fulgham..........  1998 $221,310(4) $      0   $     0     200,000     $     0
 Chairman of the Board    1997      --          --        --          --          --
 and                      1996      --          --        --          --          --
 Chief Executive Officer
Graham L. Adelman.......  1998  252,468           0         0     162,000       3,750
 President and Chief      1997  220,834      20,000     6,665       9,400       3,625
 Operating Officer        1996  200,000      82,400    29,333      13,500       5,603
 and Director
Juan M. Bravo...........  1998  265,000           0         0      79,500       2,727
 Vice President;          1997  240,000      30,500    10,880      10,000       2,520
 President Harbison-      1996  235,000     160,000    53,023      24,000      10,380
 Walker Refractories,
 Inc.
George W. Pasley........  1998  180,000           0         0      85,250       2,363
 Vice President--         1997  160,000      15,000     5,002       5,500           0
 Communications           1996   53,333      10,500     3,729      15,500         693
Jeanette H. Quay........  1998  144,152      50,000         0      50,000       3,563
 Vice President--General  1997  130,000      16,351     4,998           0       2,940
 Counsel and Secretary    1996  102,315      30,000    10,569           0       1,710
J.L. Jackson............  1998  477,724           0         0     200,000      10,656
 Retired Chairman and     1997  550,000           0         0      25,500       1,917
 Chief Executive          1996  550,000     350,000    56,349      34,250      20,967
 Officer, President and
 Chief Operating Officer

--------
(1) Information provided for 1997 includes amounts paid during the Transition Period as follows: Adelman, $37,500; Bravo, $40,000; Pasley, $26,667; Quay, $22,000; and Jackson, $91,667.
(2) The amounts in this column represent discounts (75% of the average closing price) given on stock units deemed purchased with incentive compensation deferred under the Company's Deferred Compensation Plan. This column also includes amounts paid to Mr. Bravo in 1996 and 1997 related to his relocation from Mexico. Applicable regulations set certain reporting levels for certain non-cash compensation.
(3) The amounts shown for 1998 include matching contributions made under the Company's Deferred Savings Plan as follows: Mr. Adelman, $3,750; Mr. Bravo, $2,727; Mr. Pasley, $2,363; Ms. Quay, $3,563; and Mr. Jackson, $2,042; and
    payment of non-qualified pension benefits as follows: Mr. Jackson, $5,280. No contributions or payments were made during the Transition Period. Prior to 1997, this column reflected pension benefits on amounts deferred under the Deferred Compensation Plan. The Deferred Compensation Plan was amended in 1997 to eliminate pension benefit credits.
(4) Includes $44,400 paid to Mr. Fulgham as a non-employee Director prior to his being elected Chairman of the Board and Chief Executive Officer.

                                 Schedule I-12

Option/SAR Grants in Last Fiscal Year

   The following table summarizes options granted during the 12 months ended December 31, 1998, and the potential value of shares subject to such options upon their expiration in 2008. The Company granted no options during the Transition Period.

                                                                                       Potential
                                                                                  Realizable Value at
                          Number of     Percent of Total                         Assumed Annual Rate of
                          Securities      Options/SARs                          Stock Price Appreciation
                          Underlying       Granted to    Exercise or              for Option Term (2)
                         Options/SARs     Employees in   Base Price  Expiration ------------------------
          Name           Granted (#)      Fiscal Year      ($/sh)       Date         5%          10%
------------------------ ------------   ---------------- ----------- ---------- ------------ -----------
Rawles Fulgham..........       5,000          0.31%        $15.53      2/23/08  $     48,838     123,764
                              20,000          1.23          17.13      5/20/08       215,396     545,857
                             200,000         12.31           8.09     12/14/08     1,018,023   2,579,871
Graham L. Adelman.......      50,000          3.08           6.91      9/18/08       217,283     550,638
                              50,000(1)       3.08           6.91      9/18/08       217,283     550,638
                              50,550          3.11           8.90     12/14/08       283,056     717,319
Juan M. Bravo...........      60,000(1)       3.69           6.91      9/18/08       260,598     660,407
George W. Pasley........      36,666(1)       2.26           6.91      9/18/08       159,252     403,575
Jeanette H. Quay........       2,533(1)       0.16           6.91      9/18/08        11,008      27,895
                              44,217          2.72           8.90     12/14/08       247,594     627,452
J.L. Jackson............     200,000         12.31          15.53      2/23/08     1,953,510   4,950,578
All Shareholders........  22,108,853                        10.69                148,600,484 376,582,802

--------
(1) Reflects options reissued in September 1998 on a 1.5-to-1 ratio on shares granted earlier in 1998. Does not include grants made on a 2-to-1 ratio in September 1998 in exchange for the cancellation of options issued prior to 1998, as follows: Mr. Adelman, 11,450 shares; Mr. Bravo, 19,500 shares; Mr. Pasley, 10,250 shares; and Ms. Quay, 3,250 shares.
(2) The Potential Realizable Value for all shareholders represents the aggregate value at the end of 10 years of all Common Stock outstanding on December 31, 1998, which then had a value of $10.69, assuming the same rates of appreciation used to calculate the Potential Realizable Value of shares subject to the stock options summarized in the table. Such information is shown for comparison purposes only and does not represent an estimate or prediction of future Company stock price.

                                 Schedule I-13

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Value Table

   The following table summarizes the value at December 31, 1998, of all shares subject to options granted to the named executive officers of the Company to the extent not then exercised. No options were exercised during the Transition Period or the 12 months ending December 31, 1998, by any of the named executive officers.

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised     In-the-Money Options
                              Options at Fiscal Year      at Fiscal Year-End
                             ------------------------- -------------------------
                             Exercisable Unexercisable Exercisable Unexercisable
            Name                 (#)          (#)          (#)          (#)
---------------------------- ----------- ------------- ----------- -------------
Rawles Fulgham..............    46,000      200,000      $     0     $518,750
Graham L. Adelman...........   111,450       50,550      421,420      131,113
Juan M. Bravo...............    79,500            0      300,609            0
George W. Pasley............    85,250            0      322,352            0
Jeanette H. Quay............     5,783       44,217       21,867      114,688
J.L. Jackson................   439,550            0            0            0

   The year-end value of the Common Stock was $10.6875.

Retirement Plans

   The estimated total annual retirement benefits payable at age 65 under pension plans in which Messrs. Fulgham, Adelman, Bravo, Pasley, and Jackson and Ms. Quay participate are set forth below. Retirement benefits will not become vested until the completion of a five-year vesting period, as follows: Mr. Fulgham, 2003; Mr. Adelman, 2000; Mr. Bravo, 1999; Mr. Pasley, 2001; and Ms. Quay, 2001. Mr. Jackson retired and began receiving pension benefits under the plan in 1998.

                               Pension Plan Table

                                Years of Service
       ------------------------------------------------------------------------------------
       Remuneration           5                 15                 25                 35
       ------------        -------           --------           --------           --------
        $  150,000         $ 6,486           $ 20,624           $ 38,597           $ 56,568
           200,000          13,986             44,291             82,263            120,235
           400,000          28,986             91,625            169,597            247,569
           600,000          43,986            138,958            256,930            374,902
           800,000          58,986            186,291            344,263            502,235
         1,000,000          73,986            233,625            431,597            629,569
         1,200,000          88,986            280,958            518,930            756,902

   Less than 10% of the amounts shown in the "Salary" and "Bonus" columns of the Summary Compensation Table for each of the named individuals is excluded in determining benefits. Years of credited service for the named individuals are as follows: Mr. Fulgham, .04 years; Mr. Adelman, 3.44 years; Mr. Bravo, 3.00 years; Ms. Quay, 2.96 years; and Mr. Pasley, 2.33 years.

   Benefits are computed as straight-life annuity amounts that may be paid in various forms. Amounts shown in the pension plan table reflect a deduction for estimated Social Security benefits and are not subject to further deduction for Social Security or other offset amounts.

Employment and Termination Arrangements

   On July 10, 1998, following Mr. Jackson's notification to the Board of his desire to terminate his employment with the Company by retiring and to resign his positions as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer, the Company entered into an agreement with him

                                 Schedule I-14
which provided, in part, that his termination as an employee would not occur until October 13, 1998. Accordingly, through October 13, 1998, Mr. Jackson continued to receive all compensation in the form of base pay and employee benefits to which he was entitled on his resignation date. Mr. Jackson resigned from the above-listed positions on July 10, 1998, and retired on October 13, 1998.

   The Company has entered into change in control severance agreements with certain executives of the Company. Generally, the form of severance agreement (the "Severance Agreement") provides that if the Company terminates the executive's employment under circumstances constituting a "Qualifying Termination" during a specified period following a "Change in Control" of the Company (the "Period"), the executive will be entitled to receive an amount in cash (the "Severance Payment") equal to the result of multiplying a certain number (the "Multiplier") by the executive's total annual compensation, which includes: (a) the highest annual rate of base salary during the 12-month period immediately prior to the executive's date of termination and (b) an amount equal to the target bonus opportunity of the executive for the fiscal year of the Company in which the date of termination occurs or, if greater, in which a Change in Control occurs. In addition, the Company will pay the executive a lump-sum payment in an amount equal to the value of the additional benefits that would have been payable under the Company's pension and retirement plans if the executive had continued in the employ of the Company for the number of years equal to the Multiplier and had been compensated at the rate of base salary and bonus in effect as of his date of termination (assuming that the Company would have made the maximum contributions permitted under any Company savings programs). The Company will also continue to provide, for the number of years equal to the Multiplier, for the executive and the executive's dependents, the same level of medical, dental, accident, disability, and life insurance benefits to which the executive was entitled immediately prior to the date of termination, or if more favorable, prior to the Change in Control. A "Qualifying Termination" is defined as a termination by the Company other than for Cause (as defined in the executive's severance agreement) or a voluntary termination by the executive for Good Reason (as defined in the executive's severance agreement). In the event that such payments to the executives become subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, the executives shall also be entitled to receive a "gross up" payment in respect of the excise and any income and excise taxes on such gross-up payment. The Severance Agreement also provides for reimbursement by the Company of legal fees and related expenses incurred by the executive in connection with the severance agreement (including interest thereon) subject to a requirement that the executive repay such amounts to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by the executive was frivolous or advanced in bad faith.

   For purpose of the Severance Agreement, a "Change in Control" occurs (A) when individuals who constituted the Board of Directors of the Company as of the date of the applicable severance agreement (the "Incumbent Board") and individuals whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (who shall after election be considered members of the Incumbent Board unless such election occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) shall cease to constitute a majority of the Board; (B) when an individual, entity or group acquires beneficial ownership of 30% or more of the combined voting power of the Company's then-outstanding securities eligible to vote for the election of the Board (subject to certain exceptions); (C) upon the consummation of a merger, consolidation or other similar transaction (subject to certain exceptions); or (D) upon approval by the shareholders of the Company of a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.

   The Company has entered into severance agreements (in the general form of the Severance Agreement) with each of Messrs. Fulgham, Adelman, Bravo, and two other executive officers providing for a Period equal to 36 months, a Multiplier equal to three (3), and an excise tax gross-up payment as described above. The Company has also entered into severance agreements (in the general form of the Severance Agreement) with each of Mr. Pasley, Ms. Quay, and two other executive officers providing for a Period equal to 30 months, a Multiplier equal to two and one-half (2.5), and an excise tax gross-up payment described above. On June 6,

                                 Schedule I-15

1999, the Board approved an amendment to the change in control severance agreements. The amendment provides that if the Company has entered into an agreement and the consummation of the transactions contemplated by such agreement would result in a "Change in Control," the notice set forth in Paragraph 3 of the severance agreements may not be given until the earlier of the consummation of such transactions and the date such agreement is terminated.

   Pursuant to the Company's 1992 Stock Compensation Plan, as amended, in the case of an impending merger, reorganization, or liquidation of the Company, or sale of substantially all of its business or property, the Board may, at its discretion and without shareholder approval, declare some or all outstanding options to be immediately exercisable in full. Pursuant to the related forms of stock option agreement, the vesting of options will accelerate in the event of a change in control or if a tender offer is made by any "person" within the meaning of Section 14(d) of the Securities Exchange Act of 1934, as amended, for 30% or more of the Common Stock. Accordingly, as a result of the WHX Offer, the options granted pursuant to such agreements have become fully vested. The change in control definition is the same as in the Severance Agreement (see above), except that (a) the exception to the trigger for shareholder approval of the merger is continuing shareholders owning 50% of the voting power of the surviving corporation; and (b) another exception to such trigger is a governmental action or investigation seeking to prohibit or restrain the consummation of a merger, in which case all unexercised options will remain exercisable until the Company receives written notice of the action or investigation. Such options shall become exercisable on the earlier of another change in control event, the consummation of the merger, or the dismissal or settlement of the action or investigation.

Stock Price Performance Graph

                               Performance Graph

   The graph set forth below compares, for the period October 31, 1993, through December 31, 1998, the cumulative total returns for Global's Common Stock, the Standard & Poor's SmallCap 600 Index, a New Peer Group comprised of Cooper Industries, Inc., Ingersoll-Rand Company, Minerals Technologies Inc., and Oglebay Norton Company, and the Old Peer Group comprised of Cooper Industries, Inc., Harnischfeger Industries, Inc., Ingersoll-Rand Company, Minerals Technologies Inc., and Oglebay Norton Company. As a result of strategic decisions by the Company, two members of the Old Peer Group are no longer appropriate: the Company (i) acquired A. P. Green Industries, Inc. in July 1998 and (ii) divested its surface mining equipment operations in August 1997, thereby eliminating any similarities between the businesses of the Company and Harnischfeger Industries, Inc. The graph assumes an investment on October 31, 1993, of $100 in each of the Company's Common Stock, the stocks comprising the Standard & Poor's SmallCap 600 Index, and the common stocks of companies in the New Peer Group and companies in the Old Peer Group, assuming that all paid dividends were reinvested.

                                 Schedule I-16

                Comparison of 62 Month Cumulative Total Return*
                  Among Global Industrial Technologies, Inc.,
                         The S & P Smallcap 600 Index,
                    A New Peer Group, And an Old Peer Group

                                 [LINE GRAPH]

*$100 invested on 10/31/93 in stock or index, including reinvestment of dividends.

                                                                   Cumulative Total Return
                                                     ------------------------------------------------
                                                     10/93   10/94    10/95    10/96   10/97    12/98
                                                     -----   -----    -----    -----   -----    -----
GLOBAL INDUSTRIAL TECHNOLOGIES, INC.........          100      99      136      148     135      85
NEW PEER GROUP...............................         100      86       86      102     138      150
OLD PEER GROUP...............................         100      87       90      109     141      138
S&P SMALLCAP 600.............................         100      97      117      141     186      194


                                 Schedule I-17

                                                                     SCHEDULE II

                                                                   July 12, 1999

Board of Directors
Global Industrial Technologies, Inc.
2121 San Jacinto, Suite 2500
Dallas, TX 75201

Members of the Board:

   You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.25 per share (the "Shares") of Global Industrial Technologies, Inc. (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of July 12, 1999 (the "Merger Agreement"), among the Company, RHI AG ("Parent"), and Heat Acquisition Corp. ("Sub"). The Merger Agreement provides for, among other things, a cash tender offer by Sub to acquire all of the outstanding Shares at a price of $13.00 per Share (the "Tender Offer"), and for a subsequent merger of Sub with and into the Company pursuant to which each outstanding Share (other than Ineligible Shares and Dissenting Shares (each as defined in the Merger Agreement)) will be converted into the right to receive $13.00 in cash (the "Merger" and, together with the Tender Offer, the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

   In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, and for purposes hereof, we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

   We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the refractories industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

   In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

                                 Schedule II-1

   In the ordinary course of our business, we may actively trade the debt and equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Without limiting the foregoing, an affiliated investment fund owns 35,000 shares of common stock of the Company.

   We are acting as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, we have performed various investment banking services for the Company in the past, including acting as financial advisor to the Company in connection with its acquisition of A. P. Green Industries, Inc. and its sale of APG Lime Corp., for which we have received customary fees, and its sale of Ameri-Forge Corporation, for which we will receive customary fees.

   Our opinion addresses only the fairness from a financial point of view to the shareholders of the Company of the consideration to be received by such shareholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement. Our opinion also does not address the relative merits of the Transaction compared to any alternative transaction or business strategy that may be available to the Company.

   It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction, and except for inclusion in its entirety in any proxy statement required to be circulated to shareholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of Shares relating to the Transaction, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $13.00 per Share cash consideration to be received by the shareholders of the Company (other than holders of Ineligible Shares or Dissenting Shares) pursuant to the Tender Offer and the Merger is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          WASSERSTEIN PERELLA & CO., INC.

                                 Schedule II-2

                                                                    SCHEDULE III

July 12, 1999

The Board of Directors
Global Industrial Technologies, Inc.
2121 San Jacinto Street, Suite 2500
Dallas, Texas 75201

Attention: Rawles Fulgham
    Chairman of the Board

Ladies and Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Global Industrial Technologies, Inc. (the "Company") of the consideration to be paid to them in connection with the proposed Tender Offer and Merger (each as defined below). Pursuant to the Agreement and Plan of Merger, dated as of July 12, 1999 (the "Agreement"), by and among the Company, RHI AG (the "Parent") and Heat Acquisition Corp., a wholly-owned subsidiary of the Parent (the "Purchaser"), the Purchaser will make a cash tender offer (the "Tender Offer") to acquire all of the outstanding shares of Common Stock, par value $0.25 per share, of the Company (each, a "Share"), at a price of $13.00 per Share (such price, or such higher price per Share as may be paid in the Tender Offer, the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement. Pursuant to the Agreement, following the consummation of the Tender Offer, the Purchaser will be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction"), the Company shall continue as the surviving corporation, and each Share issued and outstanding immediately prior to the effective time of the Merger (other than certain Shares which are to be cancelled pursuant to the Agreement and other than Dissenting Shares and Ineligible Shares (each as defined in the Agreement)) will be converted into the right to receive the Offer Price.

   In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1998 and the unaudited financial statements of the Company for the period ended March 31, 1999; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company; (vii) certain internal financial analyses and forecasts prepared by the Company and its management; and (viii) the terms of other business combinations that we deemed relevant.

   In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

   In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which

                                 Schedule III-1
such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

   Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

   We have acted as financial advisor to the Company with respect to the proposed Transaction and have received a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. As you are aware, we have provided financial advisory services to the Company since December 1998, for which we have received customary fees. In the ordinary course of their businesses, J.P. Morgan Securities Inc. and its affiliates may actively trade the debt and equity securities of the Company or the Parent for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

   On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders in the proposed Tender Offer and Merger is fair, from a financial point of view, to such stockholders.

   This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Tender Offer or how such stockholder should vote with respect to the Merger. This opinion may be reproduced in full in any filing by the Company with the Securities and Exchange Commission in connection with the Tender Offer or the Merger.

Very truly yours,

J.P. MORGAN SECURITIES INC.

                                 Schedule III-2

                                 EXHIBIT INDEX

 Exhibit 1 --Agreement and Plan of Merger, dated as of July 12, 1999, by and among Global Industrial Technologies, Inc., RHI AG and Heat
            Acquisition Corp.

 Exhibit 2 --Excerpts from the Company's Proxy Statement for the Annual Meeting of Stockholders held on June 7, 1999.

 Exhibit 3 --Form of Amendment to severance agreements approved by the Board of
            Directors of the Company on June 6, 1999.

 Exhibit 4 --Letter to Stockholders of the Company, dated July 16, 1999.*

 Exhibit 5 --Text of Press Release, dated July 12, 1999.

 Exhibit 6 --Opinion of Wasserstein Perella & Co., Inc., dated as of July 12,
            1999.*

 Exhibit 7 --Opinion of J.P. Morgan Securities Inc., dated as of July 12,
            1999.*

 Exhibit 8 --Offer to Purchase dated July 16, 1999 and related Letter of
            Transmittal.+

--------
*Included in copies mailed to stockholders of the Company.
+ Filed as an exhibit to RHI AG's and Heat Acquisition Corp.'s Tender Offer
  Statement on Schedule 14D-1 dated July 16, 1999 and incorporated herein by reference.